EXHIBIT 8.1

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds Banking Group plc at 31 December 2013. The audited consolidated accounts of Lloyds Banking Group plc for the year ended 31 December 2013 include the audited accounts of each of these companies.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc (previously Lloyds TSB Bank plc)	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
TSB Bank plc (previously Lloyds TSB Scotland plc)	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH

* Indirect interest